EXHIBIT   12.1

                    Trigen Energy Corporation and Subsidiaries
                    Computation of Ratio of Earnings to Fixed Charges
                              (in thousands)

                              1998    1997   1996      1995      1994
                              ----    ----   ----      ----      ----

Earnings before extra-
   Ordinary item              $6,557  $5,025  $14,051  $10,564  $8,561
Add (deduct):
   Income taxes                4,575   3,491    9,252    7,324   5,949
   Fixed charges              24,268  20,508   20,145   20,883  17,774
   Interest capitalization     ( 524)  ( 374)   ( 328)   ( 300)  ( 250)
   (Income)/losses of less
   than 50% owned companies   (4,475)    266    ( 322)   ( 316)  ( 224)
                             ------- -------  -------   ------- -----
Earnings before extraordi-
  Nary item, as adjusted     $30,401 $28,916  $42,798  $38,155 $31,810

Fixed Charges
   Interest expense          $23,742 $18,840  $18,840  $19,890 $16,657
   Interest capitalized          524     374      328      300     250
   Portion of rents representa-
   tive of interest factor(1)  1,400   1,158      977      693     867
                              ------ -------  -------  ------- ------
Total fixed charges          $25,666 $20,508  $20,145  $20,883 $17,774
                             ------- -------  -------  ------- ------
Ratio of earnings to
   Fixed charges                 1.2     1.4      2.1      1.8     1.8
                             ------- -------  -------  ------- -------


Note:
(1)  Estimated to be 1/3 of total rent expense.


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